Mail Stop 6010

July 12, 2006

Terrance J. Bruggeman
Executive Chairman
Somanta Pharmaceuticals, Inc.
19200 Von Karman Avenue, Suite 400
Irvine, California 92612

Re: Somanta Pharmaceuticals, Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed July 6, 2006
File No. 333-132176

Dear Mr. Bruggeman:

This is to advise you that a preliminary review of the above registration statement amendment indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, this amendment fails to include the audited financial statements required by Item 310(g) of Regulation S-B. For this reason, we will not perform a detailed examination of the registration statement amendment, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiency noted above or a request for withdrawal of the filing.

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Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3617 with any questions regarding the foregoing.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Adam C. Lenain, Esq. – Foley & Lardner LLP